UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on UKRANIAN HIGH TECHNOLOGIES USING ALVARION’S BREEZEMAX™ TO BUILD FIRST COMMERCIAL WIMAX NETWORK IN UKRAINE dated February 8, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

              ALVARION LTD.

Date: February 11th, 2007                   By: /s/ Dafna Gruber
            Name: Dafna Gruber
Title:	CFO

EXHIBIT 1
Contacts
Dafna Gruber, CFO        Carmen Deville
+972 3 645 6252    +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com  carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

UKRANIAN HIGH TECHNOLOGIES USING ALVARION’S
BREEZEMAX™ TO BUILD FIRST COMMERCIAL WIMAX
NETWORK IN UKRAINE

With Successful Deployments in Kiev and Kharkov, UHT to Extend WiMAX
Network in Donetsk, Dnipropetrovsk, Odessa, and Lviv

Tel Aviv, Israel, February 8, 2007 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband and WiMAX solutions, today announced that telecommunications provider Ukrainian High Technologies Ltd. (UHT) is using its BreezeMAX 3500 to build the first commercial WiMAX network in the Ukraine. Building on successful deployments in Kiev and Kharkov, UHT plans to use its exclusive IEEE 802.16 license in 3.5 GHz spectrum to extend its WiMAX network starting with Donetsk, Dnipropetrovsk, Odessa, and Lviv. Alvarion local partner S&T Soft-Tronik, being a leading systems integrator in Ukraine, has performed system delivery, network deployment and will provide ongoing support.

“BreezeMAX gives us many technological and economic advantages in bringing WiMAX services to the Ukraine,” said Yuriy Chuikov, General Director of Ukrainian High Technologies. “Our successful launch of WiMAX networks in Kiev and Kharkov—with their demanding business and private subscribers—demonstrates the viability of using the BreezeMAX 3500 to serve densely populated urban areas. Alvarion is our WiMAX partner in fulfilling our commitment to provide broadband services to the general population of the Ukraine.”

BreezeMAX is Alvarion’s award-winning WiMAX Certified™ platform designed from the ground up according to the IEEE 802.16 standards and uses OFDM technology for advanced non-line-of-sight (NLOS) functionality. The UHT network also includes the BreezeMAX Si, Alvarion’s self install, indoor customer premise equipment (CPE), which enables users to first experience WiMAX personal broadband services. In addition, by eliminating professional installation, the Si enables carriers to broaden their distribution channels to best fit their business models, and when combined with outdoor CPEs, optimizes their network planning by trading-off coverage, capacity and installation costs.

“We are pleased to be working with two world leaders—UHT and Alvarion—in deploying advanced networks delivering WiMAX services,” said Yuri Lisetsky, General Director of S&T Soft-Tronik. “Our relationship with Alvarion is for the long term, and we welcome the opportunity to help bring broadband to all parts of the Ukraine. Being a leading system integrator in Ukraine we pay special attention to complex and innovative projects. They are both an opportunity and challenge that only a few companies in our market can take. This project has been of this kind and we are pleased with its current development.”

BreezeMAX has a carrier-class design and supports broadband speeds and quality of service (QoS) to enable carriers to offer triple play broadband services to thousands of subscribers in a single base station. Since its launch in mid-2004, BreezeMAX has been successfully deployed in over 300 installations in more than 100 countries around the world.

"The Ukraine is an expansive country with a large population, and Ukrainian High Technologies is an innovative challenger that sees the vast potential of using WiMAX to make broadband widely available there,” commented Tzvika Friedman, president and CEO of Alvarion. “This is another example of BreezeMAX being the industry benchmark by bringing WiMAX services quickly and cost-effectively to new areas of the world. With our initial deployment successes, we look forward to strengthening our relationship with UHT as they deploy BreezeMAX throughout the Ukraine.”

About Ukrainian High Technologies Ltd.

Ukrainian High Technologies Ltd., the owner of the Alternet trademark, is a young and developing company providing high-quality service to its customers. The company was one of the first in the world to build a wireless network using the innovative WiMAX radio technology. The company has a license of the National Communication Regulation Commission #5241, allowing it to use the 3.4-3.6 GHz frequency range throughout Ukraine to expand the WiMAX network. The company's investors are Intel Capital and Russian Technologies venture funds. The Alternet network began working in November 2005. At first the coverage area included Kiev and Kharkiv. The networks in Lviv, Dnipropetrivsk, Donetsk and Odessa are to be started.

About S&T Soft-Tronik

S&T Soft-Tronik operates in Ukraine since 1993. With more than 150 highly professional employees S&T Soft-Tronik holds leading positions in Ukraine in design and implementation of corporate information systems, complex network and telecommunication solutions. Being a broad system integrator, S&T Soft-Tronik offers business solutions, enterprise systems, information management solutions, managed services, network and security solutions, IT-consulting and training services. Company revenue in 2006 made $51.1 Mio. S&T Soft-Tronik is one of the companies of the international corporation S&T System Integration & Technology Distribution AG (S&T AG) with more than 2350 employees in 18 countries. Corporation revenue in â 2005 made ˆ354 Mio. S&T AG head-quarters are located in Vienna (Austria). For more information, visit S&T Soft-Tronik’s World Wide Web site at www.snt.ua.

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.

Leading the market with the most widely deployed WiMAX system in the world, Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Esther Loewy, Investor Relations: esther.loewy@alvarion.com or +972.3.767.4476.